Exhibit 99.12

900-885 West Georgia Street Vancouver, BC, V6C-3H1 PH 1-604-687-5700 FX 1-604-687-6314 WEB: www.continentalenergy.com EMAIL: mail@continentalenergy.com

NOTICE OF ANNUAL GENERAL SHAREHOLDERS MEETING 2014

NOTICE is hereby given the Annual General Meeting (the "Meeting") of the shareholders (the “Shareholders”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Boardroom, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, on 5 December 2014, at 10:00 A.M., local time.

At the Meeting, Shareholders will be asked to consider and participate in the following matters:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended 30 June 2014 and the auditor’s report thereon.

2.	To elect directors for the ensuing year.

3.	To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

4.	To consider and, if thought fit, to approve an ordinary resolution to adopt the Company’s proposed sale of its Norwegian subsidiary.

5.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Only Shareholders of record at the close of business on 24 October 2014, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolution(s), except to the extent that a Shareholder has transferred any securities of the Company subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose. To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

A copy of the:

  Company’s 30 June 2014 Annual Consolidated Financial Statements and Management’s Discussion & Analysis
  (Form 51-102F1) are available for download from the SEDAR website at www.sedar.com.

  Information Circular dated 27 October 2014, prepared by management, and containing additional pertinent Company information and describing in detail certain matters to be acted upon at the Meeting is included with the package containing this Notice; and

  Form of Proxy for use in voting on issues raised at the Meeting is also included with the package containing this Notice.

On Behalf of the Company
<Signed>

ROBERT V. RUDMAN
DIRECTOR & CFO